Aflac Incorporated 3rd Quarter 2011 Form 10-Q

EXHIBIT 11

Aflac Incorporated and Subsidiaries

Computation of Earnings Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010

Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$744	$690	$1,418	$1,907

Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	465,910	469,868	466,843	468,880
Dilutive effect of share-based awards	1,883	3,701	3,076	3,979
Weighted-average outstanding shares used in the computation of earnings per share - diluted	467,793	473,569	469,919	472,859

Earnings per share:
Basic	$1.60	$1.47	$3.04	$4.07
Diluted	1.59	1.46	3.02	4.03